Exhibit 15.1

(English Translation)

Calling of an Extraordinary Meeting of Shareholders*

In accordance with the resolution adopted by the Board of Directors of Telvent GIT, S.A. and at the request of Schneider Electric España, S.A.U., the owner of 98.7% of the shares of the Company, an Extraordinary General Shareholders’ Meeting is called, in compliance with all legal requirements, that will be held at the Company’s registered address located in Alcobendas (Madrid), calle Valgrande, 6 on 5 December 2011, at 3 p.m (Madrid time), on first call and, as the case may be, on 7 December 2011 at the same place and time, on second call, to discuss and resolve on the following:

Agenda
First.-	Ratification of the co-option of members of the Board of Directors of the Company. Acknowledgement of the resignation of members of the Board of Directors of the Company. Amendment to the number of members of the Board of Directors of the Company.

Second.-	Revocation and appointment of the Company auditor for the individual and consolidated annual accounts.

Third.-	Information on the de-listing of the Company from the NASDAQ Global Select Market.

Fourth.-	Approval of a share capital reduction of EUR 1,313,245.91565 by means of a redemption of (i) 398,775 shares owned by shareholders other than Schneider Electric España, S.A.U. in exchange for USD 40 per share and (ii) 38,238 treasury shares owned by the Company. Re-enumeration of shares. Amendment of Section 5 of the Articles of Association.

Fifth-	Authorize the Board of Directors with express powers of substitution, to interpret, amend, complement, execute, registration, substitution of powers and adaptation of the agreements to be adopted by the shareholders at this meeting.

Sixth-	Any other business.

Seventh-	Approval, as the case may be, of the minutes of this meeting as may be required by law.

Minutes of the Meeting.- The Board of Directors has agreed to require the attendance of a Notary Public of Madrid to take the notarial minutes of the Extraordinary General Shareholders’ Meeting, in accordance with Section 203 of the Spanish Companies Law and Section 101 of the Commercial Register Regulations.

Separate voting.- In accordance with Sections 329 and 293 of the Spanish Companies Law, it is noted that the proposal of resolution included under the fourth item of the Agenda requires, in addition to the approval by the majority of the share capital present or represented at the meeting, the approval of the majority of the share capital affected by the share capital reduction present or represented at the meeting (i.e., the holders of the shares to be redeemed). To this effect, a separate vote will take place within the meeting.

Right to attend.- Shareholders of record as of 30 November 2011 are entitled to attend and vote on the matters set forth above.

Shareholders of the Company are permitted to attend the meeting and may vote in person or by proxy in accordance with the Company’s Rules of Procedures of the General Meeting of Shareholders, which can be viewed at [http://www.telvent.com/en/investor/corporate_governance/internal-norms.cfm].

A proxy card for voting may be found on our website: [http://www.telvent.com/en/investor/corporate_governance/shareholder-meetings.cfm]

Right of information.- From the date of publication of this notice, the shareholders shall be entitled to obtain, immediately and free of charge, at their request, the documents necessary to approve the resolutions set forth in the agenda, and among them: (i) the full text of the proposed resolutions; (ii) a report on the resolutions proposed under item fourth of the agenda prepared by Schneider Electric España, S.A.U.; and (iii) a report on the resolutions proposed under item fourth of the agenda prepared by the Board of Directors. Such documentation will be published in our web page: [http://www.telvent.com]

Likewise, all shareholders have the right to be informed in accordance with Section 197 of the Spanish Capital Companies Law and exercise the right in accordance with Section 172 of the Spanish Capital Companies Law.

Redemption Price.- The amount to be received by the owners of the redeemed shares other than the Company as a redemption price is USD 40 per share, less applicable taxes and withholdings.

Madrid, on November 4, 2011.

The Secretary to the Board of Directors Lidia García Páez

*English translation of notice published in Spain on November 4, 2011.